

June 7, 2011

Roy Porat
President and Chief Executive Officer
Camtek USA Inc.
2000 Wyatt Drive
Santa Clara, CA 95054

> **Re: Camtek Ltd.**
> **Registration Statement on Form F-3**
> **Filed May 13, 2011**
> **File No. 333-174169**

Dear Mr. Porat:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Selling Shareholders, page 7

1.   Given the market value of your shares held by non-affiliates disclosed on the prospectus cover page, it appears you are not eligible to rely on Rule 430B because you are not eligible to use Form F-3 for primary offerings pursuant to General Instruction I.B.1 of Form F-3.   As such, please amend your registration statement to include all information currently omitted in reliance on that rule, such as the identity of all selling stockholders.

Signatures

2.   Please include the signature of a representative of the company in the United States. See the instruction 1 to the signatures in Form F-3.

Exhibit 5.1

3.   We note the assumptions contained in the last sentence of the third paragraph and the first sentence of the fourth paragraph. It is inappropriate for counsel to make assumptions regarding matters of fact and law that are necessary for this opinion or that are readily ascertainable. Counsel must examine all documents necessary to make such opinion without these assumptions. Please have counsel remove these assumptions and file a revised opinion accordingly.

4.   Please ask counsel to tell us why the sixth paragraph includes the "when the shares have been sold" requirement with respect to the shares to be resold by the selling stockholders, given that it appears those shares should have already been sold to the selling stockholders and such language is unnecessary.

5.   The reference to "Plans" appears intended to be a defined term, but no definition appears in the exhibit. Please file a revised opinion.

6.   We note the reference to counsel on page 10. Please include counsel's consent to being named in the registration statement. Please also reconcile the portion of the last sentence of the opinion regarding rendering no opinion as to the "Shares" with the opinion stated in the third-to-last paragraph.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jay Mumford at 202-551-3637 or Geoff Kruczek at 202-551-3641 if you have any questions.

Sincerely,

Amanda Ravitz
Assistant Director

cc (via fax):   Richard H. Gilden, Esq.